Exhibit 99.1

Filings with the Taipei Exchange’s Market Observation Post System,

dated October 8, 2021

No:1

Subject: TLC delist from TPEx and close the share swap deal

To which item it meets--article 4 paragraph 53

Date of events: 2021/10/08

Contents:

1. Date of occurrence of the event: 2021/10/08

2. Company name: Taiwan Liposome Company, Ltd.

3. Relationship to the Company (please enter "head office" or "subsidiaries"): head office

4. Reciprocal shareholding ratios: NA

5. Cause of occurrence:

(1) The extraordinary shareholders' meeting approved the share swap transaction with Woods Investment Company, Ltd. (“Woods Investment”) on August 20, 2021 (the “Share Swap”). The Share Swap has been completed. Starting from October 8, 2021, the Company is a wholly-owned subsidiary of Woods Investment, and the Company’s shares delist from TPEx.

(2) Woods Investment will issue 77,365,404 Series B Special Shares to Qualified Investors on the completion date for the Share Swap. For the Non-Qualified Investors who hold 7,301,530 shares of the Company in aggregate, they will receive cash as consideration.

(3) Qualified Investors will receive the conversion related documents. For those who are willing to participate in restructure plan, please complete the conversion of Series B Special Shares into common share by 4:00PM on October 28, 2021. For the shareholders who fail to complete the conversion procedures before the aforementioned deadline, their Series B Special Shares will be redeemed by Woods Investment at NT$100 per share. The record date for payment of the redemption price of Series B Special Shares in cash is November 7, 2021.

6. Countermeasures: None

7. Any other matters that need to be specified: None